UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

InvenSense, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46123D 20 5

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46123D 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Artiman Ventures, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,013,170
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,013,170
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,013,170
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 46123D 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Artiman, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,164,966
	6.	Shared Voting Power
	7.	Sole Dispositive Power 7,164,966
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,164,966
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8%
12.	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 46123D 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Amit Shah
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 75,018
	6.	Shared Voting Power 7,181,633
	7.	Sole Dispositive Power 75,018
	8.	Shared Dispositive Power 7,181,633
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,256,651
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 46123D 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yatin Mundkur
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,181,633
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,181,633
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,181,633
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

InvenSense, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1745 Technology Dr.

San Jose, CA 95110

Item 2.

(a)	Name of Person Filing

Artiman Ventures, L.P. (“AVLP”)

Artiman, L.L.C. (“Artiman”)

Amit Shah

Yatin Mundkur

(b)	Address of Principal Business Office or, if none, Residence

The address of AVLP, Artiman, Amit Shah, and Yatin Mundkur is:

2000 University Avenue, Suite 602

East Palo Alto, CA 94303

(c)	Citizenship

AVLP – California limited partnership

Artiman – Delaware limited liability company

Amit Shah – United States of America

Yatin Mundkur – United States of America

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock”), of InvenSense, Inc.

(e)	CUSIP Number

46123D205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2015 (i) AVLP was the record holder of 7,013,170 shares of Common Stock (the “AVLP Shares”); (ii) Artiman Ventures Side Fund, L.P. (“AVSF”) was the record holder of 44,608 shares of Common Stock (the “AVSF Shares”); (iii) Artiman Ventures Side Fund II, L.P. (“AVSFII”) was the record holder of 91,691 shares of Common Stock (the “AVSFII Shares” and, together with the AVLP Shares and the AVSF Shares, the “Artiman Shares”); (iv) Artiman L.L.C. was the record holder of 15,497 shares of Common Stock; (v) Artiman Management, L.L.C. (“Artiman Management”) was the record holder of 16,667 shares of Common Stock (the “Management Shares”); (vi) Baca, L.P. was the record holder of 19,943 shares of Common Stock (the “Baca Shares”); and (vii) Amit Shah was the record holder of vested restricted stock units of 8,408 shares of Common Stock and options to purchase 46,667 shares exercisable within 60 days of December 31, 2015.

Artiman, L.L.C., the general partner of AVLP, AVSF and AVSFII, may be deemed to beneficially own the Artiman Shares, but disclaims beneficial ownership of the Artiman Shares except to the extent of any pecuniary interest therein. Amit Shah and Yatin Mundkur, as (i) Managing Members of Artiman, L.L.C., the general partner of AVLP, AVSF and AVSFII, and (ii) Managing Members of Artiman Management, may be deemed to beneficially own (a) the Artiman Shares and the shares held by Artiman L.L.C. and (b) the Management Shares, respectively, but disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Amit Shah, the general partner of Baca, L.P., may be deemed to beneficially own the Baca Shares, but disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

(b)	Percent of class:

7.6% Artiman Ventures, L.P.

7.8% Artiman, L.L.C.

7.9% Amit Shah

7.8% Yatin Mundkur

The ownership percentages above are based on an aggregate of 92,098,075 share of Common Stock, including (i) 92,043,000 shares outstanding as of October 16, 2015, as reported in the Issuer’s 10-Q, dated October 29, 2015, filed with the Securities and Exchange Commission on October 29, 2015, (ii) 8,408 vested restricted stock units and (iii) 46,667 shares subject to options exercisable within 60 days of December 31, 2015.

(c)	Number of shares as to which the person has:

	NUMBER OF SHARES
Reporting Person	(i)	(ii)	(iii)	(iv)
Artiman Ventures, L.P.	7,013,170		7,013,170
Artiman, L.L.C.	7,164,966		7,164,966
Amit Shah	75,018	7,181,633	75,018	7,181,633
Yatin Mundkur	0	7,181,633	0	7,181,633

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See 4(a) and 4(b) above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 1, 2016.

ARTIMAN VENTURES, L.P.

By:	Artiman, L.L.C., its general partner

	By:	/s/ Amit Shah
Amit Shah, Managing Member

ARTIMAN, L.L.C.

By:	/s/ Amit Shah
Amit Shah, Managing Member

/s/ Amit Shah
Amit Shah

/s/ Yatin Mundkur
Yatin Mundkur

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).